

July 29, 2010

<u>**Via U.S. Mail**</u>

Mac McConnell
Senior Vice President and Chief Financial Officer
DXP Enterprises, Inc.
7272 Pinemont Drive
Houston TX 77040

      Re: DXP Enterprises, Inc.
             Amendment No.1 to Registration Statement on Form S-3
             Filed: July 21, 2010
             File No. 333-166582

Dear Mr. McConnell:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Exhibit 5.1 – Opinion of Fulbright & Jaworski L.L.P.</u>

1. We note your response to comment six in our letter dated June 1, 2010. Please remove the assumption set forth in paragraph (a)(iv), as it is inappropriate. In this regard, we note that you have limited the jurisdiction of your opinion as set forth in the penultimate paragraph of the opinion.

2. We note your response to comment seven in our letter dated June 1, 2010. Please remove the assumptions set forth in paragraph (b) and (c), as they are inappropriate. In this regard, we note that we disagree with your generalization of the Staff's position. We also note that these assumptions are broader than as described in your response.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Laura J. McMahon, Esq. (Via Facsimile @ (713) 651-5246)
      Fulbright & Jaworski L.L.P.
      1301 McKinney, Suite 5100
      Houston, TX 77010